SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ...... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES FRANKFURT MAIN W 2017 SCHEDULE

20 NEW ROUTES, 2.3m C'MERS, 7 BASED AIRCRAFT

Ryanair, Europe's No. 1 airline, today (28 Feb) launched its first Frankfurt Main winter schedule (2017), with 7 based aircraft (an investment of $700m), 20 new routes to Athens, Barcelona, Brindisi, Catania, Glasgow, Gran Canaria, Krakow, Lanzarote, Lisbon, London, Madrid, Manchester, Milan, Pisa, Porto, Seville, Tenerife, Toulouse, Valencia and Venice (24 routes in total), which will deliver over 2.3m customers p.a. and support 1,750* jobs at Frankfurt Airport.

Ryanair will connect Frankfurt Main with major business centres on high frequency, low fare services including Barcelona (daily), London (2 daily), Lisbon (daily), Madrid (daily) and Milan (daily) on lower fares, making Ryanair the ideal choice for German business and leisure customers, and these new Frankfurt routes will go on sale on the Ryanair.com website later this week.

Ryanair's Frankfurt Winter 2017 schedule will deliver:
●    7 based aircraft
●    20 new routes: Athens (daily), Barcelona (daily), Brindisi (3 wkly), Catania (4), Glasgow (daily),
Gran Canaria (2 wkly), Krakow (daily), Lanzarote (2 wkly), Lisbon (daily), London (2 daily),
Madrid (daily), Manchester (6 wkly),  Milan (daily), Pisa (3 wkly), Porto (daily), Seville (3 wkly),
Tenerife (3), Toulouse (4), Valencia (daily) & Venice (daily)
●    24 routes in total incl. Alicante (3 wkly), Faro (3), Malaga (4) & Palma (4)
●    2.3m customers p.a.
●    1,750* "on-site" jobs p.a.

Ryanair's Frankfurt Main summer 2017 schedule is attracting record bookings, with 4 routes to Alicante, Faro, Malaga and Palma commencing on 28 March on lower fares as Ryanair passes on lower fuel costs, and an even better customer experience, as it continues to roll out its "Always Getting Better" improvements.

In Frankfurt, Ryanair's Michael O'Leary said:

"We are pleased to launch our first Frankfurt Main winter schedule with 20 new routes which will deliver over 2.3m customers p.a. and support 1,750* jobs at Frankfurt Airport.  Our 7 based aircraft represents an investment of $700m, which further underlines our commitment to growing traffic, tourism and jobs in the Hesse region and we look forward to working closely with Fraport to deliver industry leading efficiencies and further growth at Germany's biggest airport.

We are also pleased to report record bookings on our 4 Frankfurt Main summer 2017 routes to Alicante, Faro, Malaga and Palma and German customers and visitors can look forward to even lower fares so there's never been a better time to book a low fare flight on Ryanair.  We urge all customers who wish to book their holidays to do so now on the Ryanair.com website or mobile app, where they can avail of the lowest fare air travel to and from Frankfurt.

To celebrate the launch of our Frankfurt winter 2017 schedule we are releasing seats for sale across our European network from just €9.99, which are available for booking until midnight Thursday (2 Mar). Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

ENDS

*ACI research confirms up to 750 'on-site' jobs are sustained at international airports for every 1m passengers

For further information
please contact:

Robin Kiely	Tim Howe Schröder
Ryanair Ltd	Ryanair Ltd
Tel: +353-1-9451949	Tel: +353-1-9451717
press@ryanair.com	schroedert@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 28 February, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary